                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                              -------------------------
                                    SCHEDULE 14D-1
                TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------------
                                 HILLS STORES COMPANY
                              (NAME OF SUBJECT COMPANY)
                                   GALE ISLAND, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY

                           GLOBAL CAPITAL MANAGEMENT, INC.,
                                A DELAWARE CORPORATION
                                       (BIDDER)

                        SERIES A CONVERTIBLE PREFERRED STOCK,
                              PAR VALUE $0.10 PER SHARE
                           (TITLE OF CLASS OF SECURITIES)\

                                     431692 20 1

                        (CUSIP Number of Class of Securities)
                                    Tom A. Schmidt
                           601 Carlson Parkway - Suite 200
                             Minnetonka, Minnesota  55305
                                    (612) 476-7200
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)
                                   with a copy to:
                               Peter R. Pancione, Esq.
                           Gipson Hoffman & Pancione, P.C.
                        1901 Avenue of the Stars - Suite 1100
                           Los Angeles, California  90067
                                    (310) 556-4660
                              -------------------------

                              CALCULATION OF FILING FEE

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
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                   TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
                          $149,500                                                   $29.90
-------------------------------------------------------------------------------------------------------------------

 *    FOR PURPOSES OF CALCULATING THE FILING FEE ONLY.  THIS CALCULATION ASSUMES THE PURCHASE OF 46,000 SHARES AT
      $3.25 NET IN CASH PER SHARE.   THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION 0-11
      OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF SHARES
      ASSUMED TO BE PURCHASED.


[  ]  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH
      THE OFFSETTING FEE WAS PREVIOUSLY PAID.  IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR
      THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


      AMOUNT PREVIOUSLY PAID:     NOT APPLICABLE             FILING PARTY:              NOT APPLICABLE
      FORM OF REGISTRATION NO.:   NOT APPLICABLE             DATE FILED:                NOT APPLICABLE

-------------------------------------------------------------------------------------------------------------------
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                                  PAGE 1 OF 8
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-----------------------                                                                         -------------------
 CUSIP NO. 431692 20 1                                                                           Page 2 of 8 Pages
-----------------------                                                                         -------------------

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   1.    Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

         Gale Island, LLC
       ------------------------------------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group (See Instructions)               (a) / /
                                                                                           (b) / /
       ------------------------------------------------------------------------------------------------------------
   3.    SEC Use Only
       ------------------------------------------------------------------------------------------------------------
   4.    Sources of Funds (See Instructions)

         WC
       ------------------------------------------------------------------------------------------------------------
   5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)   / /
       ------------------------------------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization

         State of Delaware
       ------------------------------------------------------------------------------------------------------------
   7.    Aggregate Amount Beneficially Owned By Each Reporting Person

         40,000 Shares of Series A Convertible Preferred Stock, per value $0.10 per share
       ------------------------------------------------------------------------------------------------------------
   8.    Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)          / /

       ------------------------------------------------------------------------------------------------------------
   9.    Percent of Class Represented by Amount in Row (7)

         Approximately 4.6%
       ------------------------------------------------------------------------------------------------------------
  10.    Type of Reporting Persons (See Instructions)

           00
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


                                  PAGE 2 OF 8
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-----------------------                                                                         -------------------
 CUSIP NO. 431692 20 1                                                                           Page 3 of 8 Pages
-----------------------                                                                         -------------------

   1.    Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

         Global Capital Management, Inc.
       ------------------------------------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group (See Instructions)               (a) / /
                                                                                           (b) / /
       ------------------------------------------------------------------------------------------------------------
   3.    SEC Use Only
       ------------------------------------------------------------------------------------------------------------
   4.    Sources of Funds (See Instructions)

         WC
       ------------------------------------------------------------------------------------------------------------
   5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)   / /
       ------------------------------------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization

         State of Delaware
       ------------------------------------------------------------------------------------------------------------
   7.    Aggregate Amount Beneficially Owned By Each Reporting Person

         40,000 Shares of Series A Convertible Preferred Stock, per value $0.10 per share
       ------------------------------------------------------------------------------------------------------------
   8.    Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)          / /
       ------------------------------------------------------------------------------------------------------------
   9.    Percent of Class Represented by Amount in Row (7)

         Approximately 4.6%
       ------------------------------------------------------------------------------------------------------------
  10.    Type of Reporting Persons (See Instructions)

          CO
       ------------------------------------------------------------------------------------------------------------
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                                  PAGE 3 OF 8

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ITEM 1. SECURITY AND SUBJECT COMPANY

        (i) The name of the subject company is Hills Stores Company, a Delaware corporation, and the address of its executive offices is 15 Dan Road, Canton, Massachusetts 02021.

        (ii) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        This Schedule 14D-1 relates to a tender offer by Gale Island, LLC, a Delaware limited liability company ("Purchaser"), to purchase up to 46,000 shares of the Series A Convertible Preferred Stock, par value $0.10 per share (the "Shares") issued and outstanding by Hills Stores Company, a Delaware corporation (the "Company") for $3.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 1998, and the related Agreement of Transfer and Sale (which together constitute the "Offer"), which are attached to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference.

        (iii) The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

        (a)-(d) and (g)  The information set forth in the "Introduction,"
Section 11 ("Certain Information Concerning the Purchaser"), Section 12 ("Source and Amount of Funds") and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

        (e)-(f) During the last five years, neither Purchaser, nor to the best of their knowledge, any of the respective executive officers and directors listed in Schedule 1 of the Offer to Purchase (I) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        (g) The information set forth in Schedule 1 to the Offer to Purchase is incorporated herein by this reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

        (i)  Not applicable.

        (ii) The information set forth in Section 9 ("Past Contacts and Negotiations with General Partners") of the Offer to Purchase is incorporated herein by this reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (i) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (ii)  Not applicable.

        (iii)  Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

        (a)-(g) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase are incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a)-(b) The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
               WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

        Not applicable.

ITEM 8. PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

        The information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Offer to Purchase are incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

        Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

        (i)  Not applicable.

        (b)-(c) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 14 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.

        (d)  Not applicable.
        (e)  Not applicable.

        (f) Reference hereby is made to the Offer to Purchase and the related Agreement of Transfer and Sale, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, which are incorporated in their entirety herein by reference.

ITEM 11.       MATERIAL TO BE FILED AS EXHIBITS

        (a)(1) -    Offer to Purchase, dated February 5, 1998.

        (a)(2) -    Agreement of Transfer of Sale.

        (a)(3) - Cover Letter, dated February 5, 1998, from Purchaser to Limited Partners.

        (b) -       Not applicable.

        (c) -1 Letter Agreement dated March 19, 1997 between the Company and Purchaser.

        (c)-2 Letter Agreement dated January 21, 1998 between the Company and Purchaser.

        (c)-3       Notice of Offer to Purchase for Cash dated February 5, 1998

        (d) -       Not applicable.

        (e) -       Not applicable.

        (f) -       Not applicable.

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                                      SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1998           GALE ISLAND, LLC

                                   By:  Global Capital Management, Inc.,
                                             a Delaware corporation,
                                             its Manager


                                        By:   /s/ Michael J. Frey
                                             -------------------------
                                             Michael J. Frey, Vice President

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                                    EXHIBIT INDEX


                                                                 Sequential
                                                                 ----------
 Exhibit No.                        Description                  Page Number
 -----------                        -----------                  -----------

 (a)(1) -             Offer to Purchase, dated February 5,
                      1998.

 (a)(2) -             Agreement of Transfer and Sale.

 (a)(3) -             Cover Letter, dated February 5, 1998
                      from Purchaser to Shareholders

 (b) -                Not applicable.

 (c) -1               Letter Agreement dated March 19, 1997
                      between the Company and Purchaser

 (c) -2               Letter Agreement dated January 21, 1998
                      between the Company and Purchaser

 (c)-3                Notice of Offer to Purchase for Cash
                      dated February 5, 1998

 (d) -                Not applicable.

 (e) -                Not applicable.

 (f) -                Not applicable.